EXHIBIT P

                          EXISTING DEBT AND GUARANTEES
                          ----------------------------

KeySpan Debt and Guarantees
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As of September 30, 2000,  KeySpan (i) is obligated under a series of promissory notes, having various maturities up to 2025, issued to the Long Island Power Authority in an aggregate principal amount of approximately $602 million; (ii) has issued and outstanding three series of perpetual preferred stock in an aggregate principal amount of approximately $84 million; (iii) has a commercial paper program in place with outstanding principal debt aggregating approximately $382 million and total credit supporting the issuance of commercial paper aggregating $700 million; and (iv) has authorized guarantees (for, among other things, credit facilities, leases, debt securities issuance, fuel purchases,
hedge  accounts  and  surety  bonds)  in  the  aggregate   principal  amount  of
approximately  $1,958  million  relating  to  obligations  of one of its Utility
Subsidiaries,   its  NonUtility   Subsidiaries  and  certain  former  affiliated
companies.

Utility Subsidiary Debt
-----------------------

As of September 30, 2000 (i) KeySpan Generation has two series of tax-exempt bonds outstanding, maturing in 2027 and 2028, in amounts aggregating approximately $66 million; (ii) KED LI has a series of medium term notes outstanding, maturing in 2010, in an aggregate principal amount of $400 million;
(iii) KED NY has several series of tax exempt bonds outstanding, with various maturities up to 2026, in an aggregate principal amount of approximately $649 million; (iv) Boston Gas has several series of medium term notes outstanding, with various maturities up to 2025, in an aggregate principal amount of approximately $210 million and a series of preferred stock, maturing in 2018, in an aggregate principal amount of approximately $16.7 million; (v) Colonial Gas has several series of first mortgage bonds outstanding, with various maturities up to 2028, in an aggregate principal amount of approximately $165 million; (vi) Essex Gas has two series of first mortgage bonds outstanding, maturing in 2001 and 2016, in an aggregate principal amount of approximately $18 million; and
(vii) ENGI had several series of mortgage bonds outstanding, with various maturities up to 2027, in an aggregate principal amount of approximately $42 million.